OLYMPICSTEEL
      5096 Richmond Road
      Cleveland, Ohio 44146
      (216) 292-3800
      (216) 292-0308/FAX
September 15, 2005
VIA EDGAR SUBMISSION
Ms. Regina Balderas
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Olympic Steel, Inc. (the “Company”) Form 10-K for the year ended December 31, 2004
Dear Ms. Balderas:
This letter is in response to the sole staff comment on the above referenced Form 10-K which you communicated to us via telephone on September 1, 2005.
The staff comment concerned our presentation of gross margin within the Consolidated Statement of Operations contained in the above referenced Form 10-K. The Company currently presents “Cost of materials sold, exclusive of depreciation” in the gross margin reported within the Statement of Operations. The SEC has suggested that in future filings the Company discontinue the presentation of gross margin exclusive of depreciation in its Statement of Operations.
This confirms that the Company hereby agrees to discontinue the presentation of gross margin exclusive of depreciation in its Statement of Operations in future public filings. The Company will prospectively include cost of materials sold, exclusive of depreciation, under the caption “operating expenses” along with all other operating expenses. Consistent with the presentation by other companies in the steel service center industry, the Company will continue to present gross margin in its Selected Financial Data and in Management’s Discussion and Analysis of Financial Condition and Results of Operation; however, the Company will clearly define within each the components of gross margin.
The Company hopes you find the above information both timely and responsive to your comment. To the extent you have additional questions or require additional information, please do not hesitate to contact me at 216-292-3800.
Very truly yours,
OLYMPIC STEEL, INC.
/s/ Richard T. Marabito
Richard T. Marabito
Principal Accounting Officer